                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-1

       STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

    CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                             SECTION 305(b)(2) [ x ]

                            FIRST UNION NATIONAL BANK
               (Exact name of trustee as specified in its charter)

                                   22-1147033
                      (I.R.S. Employer Identification No.)

                 2 FIRST UNION CENTER, CHARLOTTE, NORTH CAROLINA
                    (Address of principal executive offices)

                                   28288-0201
                                   (Zip Code)

                            FIRST UNION NATIONAL BANK
                         12 EAST 49TH STREET, 37TH FLOOR
                            NEW YORK, NEW YORK 10017
                    ATTENTION: CORPORATE TRUST ADMINISTRATION
                                 (212) 451-2533
            (Name, address and telephone number of agent for service)


                         AFFILIATED MANAGERS GROUP, INC.
               (Exact name of obligor as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   04-3218510
                      (I.R.S. Employer Identification No.)


                                 600 Hale Street
                          Prides Crossing, Massachusetts
                      (Address of principal executive offices)


                                      01965
                                   (Zip Code)


                                 Debt Securities
                         (TITLE OF INDENTURE SECURITIES)


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1. GENERAL INFORMATION.

FURNISH THE FOLLOWING INFORMATION AS TO THE TRUSTEE:

A) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISORY AUTHORITY TO WHICH IT IS
   SUBJECT:

     Comptroller of the Currency United States Department of the Treasury Washington, D.C. 20219

     Federal Reserve Bank
     Richmond, Virginia 23219

     Federal Deposit Insurance Corporation
     Washington, D.C. 20429

B) WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

     Yes.

2. AFFILIATIONS WITH OBLIGOR.

     IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

     None.


16.   LIST OF EXHIBITS.

     EXHIBITS IDENTIFIED IN PARENTHESES BELOW, ON FILE WITH THE COMMISSION, ARE INCORPORATED HEREIN BY REFERENCE AS AN EXHIBIT HERETO, PURSUANT TO RULE 7A-29 UNDER THE TRUST INDENTURE ACT OF 1939 (THE "ACT") AND 17 C.F.R. 229.10(D).


1. Copy of Articles of Association of the trustee as now in effect. (Previously filed with the Securities and Exchange Commission on March 16, 1998 as an Exhibit to Form T-1 in connection with Registration Statement Number 333-47985.)

2. Copy of the Certificate of the Comptroller of the Currency dated March 4, 1998, evidencing the authority of the trustee to transact business. (Previously filed with the Securities and Exchange Commission on July 15, 1998 as an Exhibit to Form T-1 in connection with Registration Statement Number 333-59145.)

3. Copy of the Certification of Fiduciary Powers of the trustee by the Office of the Comptroller of the Currency dated April 7, 1999. (Previously filed with the Securities and Exchange Commission on May 20, 1999 in connection with Registration Statement Number 333-78927.)


4. Copy of existing by-laws of the trustee.(Previously filed with the Securities and Exchange Commission on April 30, 2001 in connection with Registration Statement Number 333-59848.)


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6.       Consent of the trustee required by Section 321(b) of the Act.
         (Previously filed with the Securities and Exchange Commission on April 30, 2001 in connection with Registration Statement Number 333-59848.)

7. Copy of latest report of condition of the trustee published pursuant to the requirements of its supervising authority. (Filed herewith.)




                                      NOTE

     The trustee disclaims responsibility for the accuracy or completeness of information contained in this Statement of Eligibility not known to the trustee and not obtainable by it through reasonable investigation and as to which information it has obtained from the obligor and has had to rely or will obtain from the principal underwriters and will have to rely.





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                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939,the trustee, First Union National Bank, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 17th day of December, 2001.



                                          FIRST UNION NATIONAL BANK



                                          By: /S/ DAVID MASSA
                                            ---------------------------
                                             Name:  DAVID MASSA
                                             Title: VICE PRESIDENT




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                               REPORT OF CONDITION                     EXHIBIT 7

Consolidating domestic and foreign subsidiaries of the First Union National Bank, Charlotte, North Carolina, at the close of business on December 31, 2000 published in response to call made by Comptroller of the Currency, under title 12, United States Code, Section 161. Charter Number 22693 Comptroller of the Currency.
STATEMENT OF RESOURCES AND LIABILITIES
                                     ASSETS

                                                                   THOUSAND OF DOLLARS
Cash and balance due from depository institutions:
  Noninterest-bearing balances and currency and coin...................10,052,000
  Interest bearing balances.............................................3,207,000
Securities............................................................../////////
    Held-to-maturity securities.........................................1,529,000
    Available-for-sale securities......................................46,184,000
Federal funds sold and securities purchases to resell...................6,010,000
    Loans and lease financing receivables:
           Loans and leases, net of unearned income...................131,252,000
           LESS: Allowance for loan and lease losses....................1,706,000
           LESS: Allocated transfer risk reserve................................0
           Loans and leases, net of unearned income,
             allowance, and reserve...................................129,546,000
Trading assets.........................................................16,578,000
Premises and fixed assets (including capitalized leases)................2,849,000
Other real estate owned....................................................91,000
Investment in unconsolidated subsidiaries and associated
companies.................................................................264,000
Customer's liability to this bank on acceptances outstanding..............873,000
Intangible assets.......................................................2,791,000
Other assets...........................................................11,863,000
Total assets..........................................................231,837,000

                                   LIABILITIES

Deposits:
     In domestic offices..............................................134,399,000
       Noninterest-bearing.............................................21,026,000
       Interest-bearing...............................................113,373,000
     In foreign offices, Edge and Agreement subsidiaries,
     and IBFs..........................................................12,567,000
       Noninterest-bearing.................................................48,000
       Interest-bearing................................................12,519,000
Federal funds purchased and securities sold under agreements to repurchase..........................................................21,452,000
Demand notes issued to the U.S. Treasury..................................979,000
Trading liabilities.....................................................9,919,000
Other borrowed money:.................................................../////////
      With a remaining maturity of one year or less....................14,559,000
      With a remaining maturity of more than 1 year thru 3 yrs..........4,649,000
      With a maturity of more than three years..........................2,928,000
Not applicable ..........................................................////////
Bank's liability on acceptances executed and outstanding..................879,000
Subordinated notes and debentures.......................................5,992,000
Other liabilities.......................................................8,310,000
Total liabilities.....................................................216,633,000
Not applicable........................................................///////////

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
                                 EQUITY CAPITAL
Perpetual preferred stock and related surplus.............................161,000
Common Stock..............................................................455,000
Surplus................................................................13,306,000
Undivided profits and capital reserves..................................1,467,000
Net unrealized holding gains (losses) on available-for-sale
 securities..............................................................(178,000)
Accumulated net gains (loses on cash flow hedges................................0
Cumulative foreign currency translation adjustments........................(7,000)
Total equity capital...................................................15,204,000
Total liabilities and equity capital..................................231,837,000